Exhibit 99A

LOAN AGREEMENT

THIS LOAN AGREEMENT (“Agreement”), dated as of the 28th day of February, 2002, is made and entered into on the terms and conditions hereinafter set forth, by and between CORNERSTONE BANCSHARES, INC., a Tennessee corporation with principal offices in Chattanooga, Tennessee (“Borrower”), and FIFTH THIRD BANK, an Ohio banking corporation, with principal offices in Cincinnati, Ohio (“Lender”).

WHEREAS, Borrower has requested that Lender make available to Borrower a line of credit in the maximum principal amount of $2,500,000 (the “Line of Credit”) on the terms and conditions hereinafter set forth, and for the purpose(s) hereinafter set forth; and

WHEREAS, in order to induce Lender to make the Line of Credit available to Borrower, Borrower has made certain representations to Lender; and

WHEREAS, Lender, in reliance upon the representations and inducements of Borrower, has agreed to make the Line of Credit available to Borrower upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Lender hereby agree as follows:

ARTICLE I.

DEFINITIONS

As used in this Agreement, the following terms shall have the indicated meanings:

“Applicable LIBOR Margin” shall mean one and fifty one-hundredths percent (1.50%).

“Base LIBOR” shall mean the rate per annum for offered dollar deposits in the interbank Eurodollar market appearing on page 3750 of the TELERATE rate reporting system at approximately 11:00 a.m., Eastern time, on the Interest Rate Determination Date immediately prior to the beginning of the Interest Period for the corresponding LIBOR Loan, for the number of months comprised therein and in an amount equal to the amount of such LIBOR Loan to be outstanding during such Interest Period.   Without limiting the provisions of Section 2.6, in the event that prior to the Line of Credit Maturity Date TELERATE quotes for Base LIBOR are discontinued or become unascertainable, Lender may (1) determine Base LIBOR with reference to the rate per annum for offered dollar deposits in the interbank Eurodollar market appearing on the Reuters Screen LIBOR Page at approximately 11:00 a.m., Eastern time, on the Interest Rate Determination Date immediately prior to the beginning of the Interest Period for the corresponding LIBOR Loan, for the number of months comprised therein and in an amount equal to the amount of such LIBOR Loan to be outstanding during such Interest Period (and if more than one such rate appears, Lender may use the arithmetic mean of such rates), or (2) designate any other comparable resource for use in determining Base LIBOR for purposes hereof.

“Borrowing” shall mean a borrowing consisting of Loans made to the Borrower on the same day by Lender.

“Business Day” shall mean any day on which commercial banks in Cincinnati, Ohio are neither authorized nor required by law or executive order to close.

“CCB” shall mean Cornerstone Community Bank, a Tennessee corporation and wholly owned Subsidiary of Borrower.

“Default Rate” shall have the meaning assigned to such term in the Note.

“Event of Default” shall have the meaning assigned to such term in Section 7.1 of this Agreement.

“Funding Date” shall mean each of the respective dates on which the funding of a Borrowing made under this Agreement occurs.

“Interest Period” shall mean any interest period applicable to a LIBOR Loan as determined pursuant to Section 2.3.

“Interest Rate Determination Date” shall mean each date for calculating LIBOR for purposes of determining the interest rate in respect of an Interest Period, which in each case shall be the second (2d) Business Day prior to the first (1st) day of the corresponding Interest Period.

“LIBOR” shall mean the rate per annum (rounded upwards, if necessary, to the nearest whole one-eighth of 1%) equal to the product of Base LIBOR times Statutory Reserves.

“LIBOR Loans” shall mean Loans bearing interest at rates determined by reference to LIBOR.

“Line of Credit Borrowing Limit” shall mean $2,500,000.

“Line of Credit Termination Date” shall mean February 28, 2004.

“Loan Documents” shall mean, collectively, the Security Instruments, together with the Note and any other instruments and documents now or hereafter evidencing, securing or in any way related to the indebtednesses evidenced by the Note.

“Loans” means either Prime Rate Loans or LIBOR Loans made by Lender to Borrower under the Line of Credit.

“Material Adverse Effect” and “Material Adverse Change” shall mean a material adverse effect on, or a material adverse change in, (a) the properties, business, operations, or financial condition of Borrower and its Subsidiaries, taken as a whole, or (b) the ability of Borrower to perform its obligations under this Agreement, the Note and the other Loan Documents to which it is a party.

“Note” shall mean that certain Master Secured Promissory Note of even date herewith, in the principal amount not exceeding the Line of Credit Borrowing Limit, made and executed by Borrower, payable to the order of Lender, evidencing the indebtedness of Borrower to Lender in connection with the Line of Credit, together with any and all extensions, modifications, renewals, restatements and/or replacements thereof.

“Notice of Borrowing” shall have the meaning assigned to such term in Section 2.3 of this Agreement.

“Notice of Conversion/Continuation” shall have the meaning assigned to such term in Section 2.5 of this Agreement.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, limited liability limited partnership, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization or other form of entity not specifically listed herein.

“Pledge Agreement” shall mean that certain Pledge and Security Agreement of even date herewith, executed by Borrower in favor of Lender, pledging to Lender 100% of the issued and outstanding stock of CCB.

“Prime Rate” shall mean, for any period, the fluctuating rate of interest per annum from time to time established by Lender as its “prime rate”, regardless of whether published or publicly announced.  Each change in the Prime Rate shall be effective as of the opening of business on the day such change occurs.  The parties hereto acknowledge that the rate established by Lender as its “prime rate” is an index or base rate and is not necessarily the lowest rate charged to its customers or other banks.  In the event that prior to the Line of Credit Maturity Date Lender discontinues or abandons the practice of establishing a prime rate, or should the same become unascertainable, Lender shall designate a comparable reference rate for use in determining the Prime Rate for purposes hereof.

“Prime Rate Loans” shall mean Loans bearing interest at rates determined by reference to the Prime Rate.

“Secured Obligations” shall have the meaning assigned such term in Section 3.2 of this Agreement.

“Security Instruments” shall mean the Pledge Agreement and any other instruments, documents or agreements now or hereafter securing the Secured Obligations, whether by specific or general reference.

“Statutory Reserves” shall mean a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves), expressed as a decimal, established by the Federal Reserve Board and/or any other banking authority to which Lender or any member bank of the Federal Reserve System is subject with respect to LIBOR, for Eurocurrency Liabilities (as defined in Regulation D of the Federal Reserve Board).  Such reserve percentages shall include those imposed under such Regulation D.  LIBOR Loans shall be deemed to constitute Eurocurrency Liabilities and as such shall be deemed to be subject to such reserve requirements without benefit of or credit for proration, exceptions or offsets that may be available from time to time to the Lenders under such Regulation D.  Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subsidiary” shall mean, as to any Person (a) a corporation, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock having such power only by reason of the occurrence of a contingency) to elect a majority of the board of directors or other managers thereof are at the time owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person, or (b) a partnership in which such Person is a general partner or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries or both, by such Person.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect in the State of Tennessee from time to time.

“Unused Commitment Fee” shall have the meaning assigned to such term in Section 2.7 of this Agreement.

ARTICLE II.

LINE OF CREDIT

2.1           Purpose(s).  The purpose of the Line of Credit shall be to provide funds for Borrower for general corporate purposes.  The proceeds of the Line of Credit shall be used for no other purposes.

2.2           Revolving Credit; Minimum Borrowings.  Amounts borrowed by the Borrower under the Line of Credit may be prepaid and reborrowed from time to time until the Line of Credit Termination Date and shall be further evidenced and repaid in accordance with the provisions of the Note.

2.3           Notice of Borrowing.

(a)           Delivery of Notice.  Whenever the Borrower desires to borrow under

Section 2.2, it shall deliver to Lender written notice in form satisfactory to Lender (a “Notice of Borrowing”) no later than 11:00 a.m. (Eastern time) at least one (1) Business Day in advance of the proposed Funding Date.  The Notice of Borrowing shall specify (i) the proposed Funding Date (which shall be a Business Day), (ii) the amount of the proposed Borrowing, (iii) whether the proposed Borrowing shall be in the form of Prime Rate Loans or LIBOR Loans, and (iv) in the case of LIBOR Loans, the requested Interest Period (one, two or three months).  In lieu of delivering a Notice of Borrowing, the Borrower may give Lender telephonic notice by the required time of notice of any proposed Borrowing under this Section 2.3; provided, however, that such notice shall be promptly confirmed in writing by delivery of a Notice of Borrowing to Lender on or prior to the Funding Date of the requested Loans.  The execution and delivery of each Notice of Borrowing shall be deemed a representation and warranty by Borrower that the requested Loans may be made in accordance with, and will not violate the requirements of, this Agreement.

(b)           No Liability for Telephonic Notices.  Lender shall incur no liability to the Borrower in acting upon any telephonic notice given pursuant to this Section 2.3 that Lender believes in good faith to have been given by a duly authorized officer or other person authorized to borrow on behalf of the Borrower or for otherwise acting in good faith under this Section 2.3 and, upon the funding of Loans by Lender in accordance with this Agreement pursuant to any telephonic notice, the Borrower shall have effected a Borrowing hereunder.

2.4           Interest.

(a)           Interest Rate on Loans.  The unpaid principal balances of the Loans shall bear interest from their respective Funding Dates through maturity (whether by acceleration or otherwise) (including post-petition interest in any case or proceeding under applicable bankruptcy laws) at a rate determined by reference to the Prime Rate or LIBOR.  The applicable basis for determining the rate of interest for Loans shall be selected by the Borrower at the time a Notice of Borrowing is given pursuant to Section 2.3 or at the time a Notice of Conversion/Continuation is given pursuant to Section 2.5.  If on any day any Loan is outstanding with respect to which notice has not been delivered to Lender in accordance with the terms of this Agreement specifying the basis for determining the rate of interest, then for that day such Loan shall bear interest determined by reference to the Prime Rate.  The Loans shall bear interest as follows:

(i)            if a Prime Rate Loan, then at a fluctuating rate per annum equal to the Prime Rate, as it varies from time to time; or

(ii)           if a LIBOR Loan, then at a rate per annum equal to the sum of LIBOR plus the Applicable LIBOR Margin.

(b)           Default Rate.  Upon the occurrence and during the continuance of an Event of Default, the unpaid principal balances of the Loans and, to the extent permitted by applicable law, any unpaid interest accrued in respect of the Loans shall bear interest at the Default Rate; provided, however, that in the case of LIBOR Loans, upon the expiration of the Interest Period in effect at the time any such increase in interest rate is effective, such LIBOR

Loans shall thereupon become Prime Rate Loans and thereafter bear interest at the corresponding Default Rate.  Interest accruing pursuant to this subsection 2.4(b) shall be payable upon demand.

2.5           Conversion or Continuation.

(a)           Option to Convert or Continue.  Borrower shall have the option (a) at any time to convert all or any part of any outstanding Prime Rate Loans from Prime Rate Loans to LIBOR Loans, and (b) at any time to continue all or any portion of LIBOR Loans as LIBOR Loans, and the succeeding Interest Period of such continued LIBOR Loans shall commence on the expiration date of the Interest Period previously applicable thereto.

(b)           Notice of Conversion/Continuation.  The Borrower shall deliver a written notice in form satisfactory to Lender (a “Notice of Conversion/Continuation”) to Lender no later than 11:00 a.m. (Eastern time) at least one (1) Business Days in advance of the proposed conversion/continuation date.  A Notice of Conversion/Continuation shall specify (a) the proposed conversion/ continuation date (which shall be a Business Day), (b) the aggregate amount of Loans to be converted/ continued, (c) the nature of the proposed conversion/continuation, and (d) the requested Interest Period.  In lieu of delivering a Notice of Conversion/ Continuation, the Borrower may give Lender telephonic notice by the required time of any proposed conversion/continuation under this Section 2.5; provided, however, that such notice shall be promptly confirmed in writing by a Notice of Conversion/ Continuation delivered to Lender on or before the proposed conversion/continuation date.  The execution and delivery of each Notice of Conversion/Continuation shall be deemed a representation and warranty by the Borrower that the requested conversion/continuation may be made in accordance with, and will not violate the requirements of, this Agreement.

(c)           Notice Irrevocable.  A Notice of Conversion/Continuation shall be irrevocable on and after the related Interest Rate Determination Date, and the Borrower shall be bound to convert or continue such Loan in accordance therewith.

2.6           Unused Commitment Fee.  Borrower shall pay to Lender a non-refundable commitment fee equal to one-tenth percent (.10%) per annum of the average, unfunded portion of the Line of Credit (the “Unused Commitment Fee”).  The Unused Commitment Fee shall be payable quarterly, in arrears, on April 10, 2002, and on each July 10, October 10, January 10 and April 10 thereafter.

ARTICLE III.

SECURITY

3.1           Security.  The Secured Obligations are and shall continue to be secured by the Pledge Agreement and the other Security Instruments.

3.2           Secured Obligations.  Without limiting any of the provisions thereof, the Security Instruments shall secure:

(a)           The full and timely payment of the indebtednesses evidenced by the Note, together with interest thereon, and any extensions, modifications and/or renewals thereof and any notes given in payment thereof,

(b)           The full and prompt performance of all of the obligations of Borrower to Lender under the Loan Documents,

(c)           The full and prompt payment of all expenses and costs of whatever kind incident to the collection of the indebtednesses evidenced by the Note, the perfection, enforcement or protection of the security interests of the Security Instruments or the exercise by Lender of any rights or remedies of Lender with respect to the indebtednesses evidenced by the Note, including, but not limited to, reasonable attorney’s fees and expenses incurred by Lender, all of which Borrower agrees to pay to Lender upon demand, and

(d)           The full and prompt payment and performance of any and all other indebtednesses and other obligations of Borrower to Lender, direct or contingent (including, but not limited to, obligations incurred as indorser, guarantor or surety), however evidenced or denominated, and however and whenever incurred, including, but not limited to, indebtednesses incurred pursuant to any present or future commitment of Lender to Borrower, together with interest thereon, and any extensions, modifications and/or renewals thereof and any notes given in payment thereof.

All of the foregoing indebtedness and other obligations are herein collectively referred to as the “Secured Obligations”.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

Borrower hereby represents and warrants to Lender as follows:

4.1           Corporate Status.  Borrower and each of its Subsidiaries (other than CCB) is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee.  CCB is a duly organized and validly existing Tennessee corporation.  Borrower and each of its Subsidiaries has the corporate power to own and operate its properties and to carry on its business as now conducted.  Borrower has the corporate power to enter into and to perform its obligations under this Agreement and the other Loan Documents to which it is a party.  Borrower is duly qualified to do business and in good standing in each state in which a failure to be so qualified would have a Material Adverse Effect.

4.2           Authorization.  Borrower has full legal right, power and authority to conduct its business and affairs in the manner contemplated by the Loan Documents, and to enter into and perform its obligations thereunder, without the consent or approval of any other person, firm, governmental agency or other legal entity.  The execution and delivery of this Agreement, the borrowing hereunder, the execution and delivery of each Loan Document to which Borrower is a party, and the performance by Borrower of its obligations thereunder are within the corporate powers of Borrower and have been duly and properly authorized by all necessary corporate action, have received all necessary governmental approvals, if any were required, and do not and will not contravene or conflict with any provision of law, any applicable judgment, ordinance, regulation or order of any court or governmental agency, the charter or by-laws of Borrower, or any agreement binding upon Borrower or its properties.  The officer(s) executing this Agreement and all of the other Loan Documents to which Borrower is a party are duly authorized to act on behalf of Borrower.

4.3           Validity and Binding Effect.  This Agreement and the other Loan Documents are the legal, valid and binding obligations of the parties thereto, enforceable in accordance with their respective terms.

4.4           Other Transactions.  Consummation of the transactions hereby contemplated and the performance of the obligations of Borrower under and by virtue of the Loan Documents will not result in any breach of, or constitute a default under, any mortgage, security deed or agreement, deed of trust, lease, bank loan or credit agreement, corporate charter or by-laws, agreement or certificate of limited partnership, partnership agreement, license, franchise or any other instrument or agreement to which Borrower is a party or by which Borrower or its properties may be bound or affected.

4.5           Subsidiaries.  Borrower has no Subsidiaries except as set forth on Schedule 4.5 hereof, which shows the jurisdiction of incorporation or other organization and the percentage of stock or other equity interest that is owed by Borrower and each other Person having an interest therein.

4.6           Places of Business. Borrower’s chief place of business and chief executive office is located at Suite B, 6401 Lee Highway, Chattanooga, Tennessee 37421, and neither Borrower nor any of its Subsidiaries has any other places of business, except                                   .

4.7           Litigation.  There are no actions, suits or proceedings pending, or, to the knowledge of Borrower, threatened, against or affecting Borrower or any of its Subsidiaries or involving the validity or enforceability of any of the Loan Documents or the priority of the liens thereof, at law or in equity, or before any governmental or administrative agency, except actions, suits and proceedings that are fully covered by insurance and that, if adversely determined, would not have a Material Adverse Effect; and to Borrower’s knowledge, neither Borrower nor any of its Subsidiaries is in default with respect to any order, writ, injunction, decree or demand of any court or any governmental authority.

4.8           Financial Statements.  The financial statement(s) of Borrower and its Subsidiaries heretofore delivered to Lender are true and correct in all respects, have been prepared in accordance with generally accepted accounting principles consistently applied, and fairly present the financial condition of the subjects thereof as of the date(s) thereof.  No Material Adverse Change has occurred since the date(s) thereof.

4.9           No Defaults.  No default or event of default exists under this Agreement or any of the other Loan Documents, or under any other instrument or agreement to which Borrower or any of its Subsidiaries is a party or by which Borrower, any of its Subsidiaries or their respective properties may be bound or affected, and no event has occurred and is existing that with notice or the passage of time or both would constitute a default or event of default thereunder.

4.10         Compliance With Law.  Borrower and each of its Subsidiaries has obtained all necessary licenses, permits and governmental approvals and authorizations necessary or proper in order to conduct its business and affairs as heretofore conducted and as intended to be conducted hereafter.  To Borrower’s knowledge, Borrower and each of its Subsidiaries is in compliance with all laws, regulations, decrees and orders applicable to it (including, but not limited to, laws, regulations, decrees and orders relating to occupational and health standards and controls, antitrust, monopoly, restraint of trade or unfair competition and any and all applicable environmental laws).  Neither Borrower nor any of its Subsidiaries has received or expects to receive, any order or notice of any violation or claim of violation of any law, regulation, decree, rule, judgment or order of any governmental authority or agency relating to the ownership and/or operation of its properties, as to which the cost of compliance is or might be material and the consequences of noncompliance would or might be materially adverse to its business, operations, property or financial condition, or which would or might impair its ability to perform its obligations under the Loan Documents to which it is a party.

4.11         No Burdensome Restrictions.  No instrument, document or agreement to which Borrower or any of its Subsidiaries is a party or by which it or its properties may be bound or affected may reasonably be expected to have a Material Adverse Effect on Borrower or any of its Subsidiaries.

4.12         Taxes.  Borrower and each of its Subsidiaries has filed or caused to be filed all tax returns that to its knowledge are required to be filed (except for returns that are not yet due), and has paid all taxes shown to be due and payable on said returns and all other taxes, impositions, assessments, fees or other charges imposed on it by any governmental authority, agency or instrumentality, prior to any delinquency with respect thereto (other than taxes, impositions, assessments, fees and charges currently being contested in good faith by appropriate proceedings, for which appropriate amounts have been reserved).  No tax liens have been filed against Borrower, any of its Subsidiaries or any of their respective property.

4.13         Effect of Request for Advance.  Each request by Borrower for an advance of proceeds of the Line of Credit shall constitute an affirmation by Borrower that the representations and warranties of this Article IV remain true and correct on and as of the date of such request.

ARTICLE V.

COVENANTS AND AGREEMENTS

Borrower covenants and agrees that during the term of this Agreement:

5.1           Payment of Secured Obligations.  Borrower shall pay the indebtednesses evidenced by the Note according to the terms thereof, and shall timely pay or perform, as the case may be, all of the other Secured Obligations.

5.2           Further Assurances.  Borrower will take all actions requested by Lender to create and maintain in Lender’s favor valid liens upon, security titles to and/or perfected security interests in any collateral described in the Security Instruments and all other collateral for the Secured Obligations now or hereafter held by or for Lender.  Without limiting the foregoing, Borrower agrees to execute such further instruments (including financing statements and continuation statements) as may be required or permitted by any law relating to notices of, or affidavits in connection with, the perfection of Lender’s security interests or liens, to cooperate with Lender in the filing or recording and renewal thereof, and, upon Lender’s request, to immediately place notations upon its books of account to disclose Lender’s security interest in all Receivables granted in this Agreement.

5.3           Financial Statements and Reports.  Borrower shall furnish to Lender (and cause its Subsidiaries to furnish to Lender) such financial data as Lender may reasonably request.  Without limiting the foregoing, Borrower shall furnish to Lender (or cause to be furnished to Lender) the following:

(a)           as soon as practicable and in any event within sixty (60) days after the end of each fiscal year of Borrower, a consolidated balance sheet of Borrower and its Subsidiaries as of the close of such fiscal year, a consolidated statement of earnings and retained earnings of Borrower and its Subsidiaries as of the close of such fiscal year, and a consolidated statement of cash flows for Borrower and its Subsidiaries for such fiscal year, all in reasonable detail, prepared in accordance with generally accepted accounting principles consistently applied, audited in accordance with generally accepted auditing standards by independent certified public accountants satisfactory to Lender, and accompanied by the unqualified favorable opinion of such accountants and a certificate of the chief executive or chief financial officer of Borrower, stating that, to the best of the knowledge of such officer, Borrower has kept, observed, performed and fulfilled each covenant, term and condition of this Agreement and the other Loan Documents during such fiscal year and that no Event of Default hereunder has occurred and is continuing (or if an Event of Default has occurred and is continuing, specifying the nature of same, the period of existence of same and the action Borrower proposes to take in connection therewith);

(b)           within forty-five (45) days of the end of each quarter-annual period of Borrower’s fiscal year, a balance sheet of Borrower and its Subsidiaries as of the close of such quarter and a consolidated statement of earnings and retained earnings of Borrower and its Subsidiaries as of the close of such quarter, all in reasonable detail, and prepared substantially in accordance with generally accepted accounting principles consistently applied, certified by the chief executive or chief financial officer of Borrower as being true and correct; and

(c)           promptly upon receipt thereof, copies of all accountants’ reports and accompanying financial reports submitted to Borrower by independent accountants in connection with each annual examination of Borrower and its Subsidiaries.

5.4           Maintenance of Books and Records; Inspection.  Borrower shall maintain, and shall cause its Subsidiaries to maintain, their respective books, accounts and records in accordance with generally accepted accounting principles consistently applied, and permit Lender, its officers and employees and any professionals designated by Lender in writing, at any time to visit and inspect any of their properties, corporate books and financial records, and to discuss their accounts, affairs and finances with  any of their employees, officers, directors or shareholders.

5.5           Insurance.  Without limiting any of the requirements of any of the other Loan Documents, Borrower shall maintain, and shall cause its Subsidiaries to maintain, in amounts satisfactory to Lender (a) public liability insurance, (b) worker’s compensation insurance (or maintain a legally sufficient amount of self insurance against worker’s compensation liabilities, with adequate reserves, under a plan approved by Lender), (c) fire and “all risk” casualty insurance on its properties (including, but not limited to, the collateral security now or hereafter securing payment and performance of the Secured Obligations), against such hazards and in at least such amounts as are customary in the type of business in which Borrower and its Subsidiaries are engaged, and (d) rent or business interruption insurance against loss of income arising out of damage or destruction by such hazards as presently are included in so called “all risk coverage”.  At the request of Lender, Borrower will deliver forthwith a certificate, executed by a duly authorized representative of the insurer(s), specifying the details of such insurance in effect.

5.6           Taxes and Assessments; Tax Indemnity.  Borrower shall (a) file (or cause to be filed) all tax returns and appropriate schedules thereto that are required to be filed by Borrower or its Subsidiaries under applicable law, prior to the date of delinquency, (b) pay and discharge (or cause to be paid and discharged) all taxes, assessments and governmental charges or levies imposed upon Borrower or its Subsidiaries, upon their income and profits or upon any properties belonging to them, prior to the date on which penalties attach thereto, and (c) pay (or cause to be paid) all taxes, assessments and governmental charges or levies that, if unpaid, might become a lien or charge upon any of their properties; provided, however, that Borrower in good faith may contest any such tax, assessment, governmental charge or levy described in the foregoing clauses (b) and (c) so long as appropriate reserves are maintained with respect thereto.

5.7           Corporate Existence.  Borrower shall maintain (and cause each of its Subsidiaries to maintain) its corporate existence and good standing in the state of its incorporation, and its qualification and good standing as a foreign corporation in each jurisdiction in which such qualification is necessary pursuant to applicable law.  Borrower shall cause CCB to maintain in existence and good standing as a national banking association.

5.8           Compliance with Law and Other Agreements.  Borrower shall maintain, and shall cause each of its Subsidiaries to maintain, its business operations and property owned or used in connection therewith in compliance with (a) all applicable federal, state and local laws, regulations and ordinances governing such business operations and the use and ownership of such property (including but not limited to any and all applicable environmental laws), and (b) all agreements, licenses, franchises, indentures and mortgages to which Borrower or any of its Subsidiaries is a party or by which Borrower, any of its Subsidiaries or any of their respective properties are bound.  Without limiting the foregoing, Borrower shall pay, and shall cause each of its Subsidiaries to pay, all of their respective indebtedness promptly in accordance with the terms thereof.

5.9           Notice of Default.  Borrower shall give written notice to Lender of the occurrence of any default, event of default or Event of Default under this Agreement or any other Loan Document promptly upon the occurrence thereof.

5.10         Notice of Litigation.  Borrower shall give notice, in writing, to Lender of (a) any actions, suits or proceedings wherein the amount at issue is in excess of $100,000, instituted by any persons against Borrower or any of its Subsidiaries or affecting any of the assets of Borrower or any of its Subsidiaries and (b) any dispute, not resolved within sixty (60) days of the commencement thereof, between Borrower or any of its Subsidiaries on the one hand and any governmental or regulatory body on the other hand, which might interfere with the normal operations of Borrower or any of its Subsidiaries.

5.11         Mergers, Consolidations, Acquisitions and Sales. Without the prior express written consent of Lender, which consent will not be unreasonably withheld or denied, neither Borrower nor any of its Subsidiaries shall (a) be a party to any merger, consolidation or corporate reorganization, (b) purchase or otherwise acquire all or substantially all of the assets or stock of, or any partnership or joint venture interest in, any other person, firm or entity, (c) sell, transfer, convey, grant a security interest in or lease all or any substantial part of its assets, nor (d) create any Subsidiaries nor convey any of its assets to any Subsidiary.

5.12         Management, Ownership.  Borrower shall not permit any significant change in the ownership, executive staff or management of Borrower or any of its Subsidiaries without the prior written consent of Lender.  The ownership, executive staff and management of Borrower and its Subsidiaries are material factors in Lender’s willingness to institute and maintain a lending relationship with Borrower.

5.13         Conduct of Business.  Borrower will continue to engage (and will cause its Subsidiaries to continue to engage), in an efficient and economical manner, in a business of the same general type as conducted by Borrower and its Subsidiaries on the date of this Agreement.

5.14         Places of Business.  Borrower will not change the location of its chief place of business, chief executive office or any place of business disclosed to Lender pursuant to Section 4.6 hereof without thirty (30) days’ prior written notice to Lender in each instance.

5.15         ERISA Plan.  If Borrower has in effect, or hereafter institutes (with Lender’s consent, as hereinafter provided), a pension plan that is subject to the requirements of Title IV of the Employee Retirement Income Security Act of 1974, Pub. L. No. 93 406, September 2, 1974, 88 Stat. 829, 29 U.S.C.A. § 1001 et seq. (1975), as amended from time to time (“ERISA”), then the following warranty and covenants shall be applicable during such period as any such plan (the “Plan”) shall be in effect:  (a) Borrower hereby warrants that no fact that might constitute grounds for the involuntary termination of the Plan, or for the appointment by the appropriate United States District Court of a trustee to administer the Plan, exists at the time of execution of this Agreement, (b) Borrower hereby covenants that throughout the existence of the Plan, Borrower’s contributions under the Plan will meet the minimum funding standards required by ERISA and Borrower will not institute a distress termination of the Plan, (c) Borrower hereby covenants that the Plan’s annual financial and actuarial statements and the Plan’s annual Form 5500 information return will be filed with Lender within thirty (30) days of the preparation thereof, and (d) Borrower covenants that it will send to Lender a copy of any notice of a reportable event (as defined in ERISA) required by ERISA to be filed with the Labor Department or the Pension Benefit Guaranty Corporation, at the time that such notice is so filed.

ARTICLE VI.

FINANCIAL COVENANTS

6.1           Leverage Ratio.  Borrower will not permit its Leverage Ratio, calculated as of the last day of each fiscal quarter for the four prior fiscal quarters (as shown on Borrower’s quarterly and annual financial statements delivered to Lender), to be less than 5%, for Borrower and all of its Subsidiaries on a consolidated basis.  As used herein, “Leverage Ratio” means Borrower’s Tier 1 Capital divided by Consolidated Average Assets (all as defined by Federal Reserve Board Accounting Rules and Guidelines).

6.2           Tier 1 Ratio.  Borrower will not permit its Tier 1 Ratio, calculated as of the last day of each fiscal quarter for the four prior fiscal quarters (as shown on Borrower’s quarterly and annual financial statements delivered to Lender), to be less than 6%, for Borrower and all of its Subsidiaries on a consolidated basis.  As used herein, “Tier 1 Ratio” means Borrower’s Net Risk Weighted Assets divided by Tier 1 Capital (all as defined by Federal Reserved Board Accounting Rules and Guidelines).

6.3           Total Risk-Based Capital Ratio.  Borrower will not permit its Total Risk-Based Capital Ratio, calculated as of the last day of each fiscal quarter for the four prior fiscal quarters (as shown on Borrower’s quarterly and annual financial statements delivered to Lender), to be less than 10%, for Borrower and all of its Subsidiaries on a consolidated basis.  As used herein, “Total Risk-Based Capital Ratio” means Borrower’s  Net Risk Weighted Assets divided by Total Capital (all as defined by Federal Reserve Board Accounting Rules and Guidelines).

6.4           Loan Loss Reserve to Non-Performing Assets Ratio.  Borrower will not permit the ratio of  (a) its Minimum Loan Loss Reserves, on a consolidated basis (as shown on Borrower’s quarterly and annual financial statements delivered to Lender), to (b) its Non-Performing Assets (as shown on Borrower’s quarterly and annual financial statements delivered to Lender) to be less than 1.50 to 1.00 at any time during the term hereof.  As used herein, the terms “Non-Performing Assets” and “Loan Reserves” shall have the meaning attributed thereto by Federal Reserve Board Accounting Rules and Guidelines).

6.5           Non-Performing Assets as Percentage of Gross Loans.  Borrower will not permit its Non-Performing Assets (as defined in Section 6.4) to exceed one percent (1%) of its gross loans, calculated for Borrower and all of its Subsidiaries on a consolidated basis.

ARTICLE VII.

DEFAULT AND REMEDIES

7.1           Events of Default.  The occurrence of any of the following shall constitute an Event of Default hereunder:

(a)           Failure to make payment of the principal of or interest on the indebtednesses evidenced by the Note in accordance with the terms of the Note;

(b)           Any misrepresentation by Borrower as to any material matter hereunder or under any of the other Loan Documents, or delivery by Borrower of any schedule, statement, resolution, report, certificate, notice or writing to Lender that is untrue in any material respect on the date as of which the facts set forth therein are stated or certified;

(c)           Failure of Borrower to perform any of its obligations under this Agreement, the Note, any of the Security Instruments or any of the other Loan Documents;

(d)           Borrower or any of its Subsidiaries (i) shall generally not pay or shall be unable to pay its debts as such debts become due; or (ii) shall make an assignment for the benefit of creditors or petition or apply to any court or tribunal for the appointment of a custodian, receiver or trustee for it or a substantial part of its assets; or (iii) shall commence any proceeding or case under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect; or (iv) shall have had any such petition or application filed or any such proceeding or case commenced against it in which an order for relief is entered or an adjudication or appointment is made; or (v) shall indicate, by any act or omission, its consent to, approval of or acquiescence in any such petition, application, case, proceeding or order for relief or the appointment of a custodian, receiver or trustee for it or a substantial part of its assets; or (vi) shall suffer any such custodianship, receivership or trusteeship to continue undischarged for a period of thirty (30) days or more;

(e)           Borrower or any of its Subsidiaries shall be liquidated, dissolved, partitioned or terminated, or the charter or certificate of authority thereof shall expire or be revoked;

(f)            A default or event of default shall occur under any of the other Loan Documents;

(g)           Borrower or any of its Subsidiaries or affiliates shall default in the timely payment or performance of any obligation now or hereafter owed to Lender or any of its affiliates in connection with any other indebtedness of Borrower or any of its Subsidiaries or affiliates now or hereafter owed to Lender or any of its affiliates;

(h)           Lender shall reasonably suspect the occurrence of one or more of the aforesaid events of default and Borrower, upon the written request of Lender, shall fail to provide evidence reasonably satisfactory to Lender that such event or events of default have not in fact occurred; or

(i)            Lender in good faith shall deem itself insecure or a Material Adverse Change shall occur.

7.2           Acceleration of Maturity; Remedies.  Upon the occurrence of any Event of Default described in subsection 7.1(d) hereof as it relates to Borrower, the indebtednesses evidenced by the Note as well as any and all other indebtedness of Borrower or any of its Subsidiaries or affiliates to Lender or any of its affiliates shall be immediately due and payable in full; and upon the occurrence of any other Event of Default described above, Lender at any time thereafter may at its option accelerate the maturity of the indebtednesses evidenced by the Note as well as any and all other indebtedness of Borrower or any of its Subsidiaries or affiliates to Lender or any of its affiliates; all without notice of any kind.  Upon the occurrence of any such Event of Default and the acceleration of the maturity of the indebtednesses evidenced by the Note:

(a)           any obligation of Lender or any of its affiliates to advance any proceeds under the Line of Credit or any other amounts to Borrower or its Subsidiaries or affiliates shall immediately cease and be of no further force nor effect, and Lender shall be immediately entitled to exercise any and all rights and remedies possessed by Lender pursuant to the terms of the Security Instruments and all of the other Loan Documents;

(b)           Lender shall have all of the rights and remedies of a secured party under the Uniform Commercial Code; and

(c)           Lender shall have any and all other rights and remedies that Lender may now or hereafter possess at law, in equity or by statute.

7.3           Right of Setoff.  Without limitation of the foregoing, upon the occurrence and during the continuance of any Event of Default, Lender is hereby authorized at any time and from time to time, without notice to Borrower (any such notice being expressly waived by

Borrower), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by Lender or any of its affiliates, and any other indebtedness at any time owing by Lender or its affiliates to or for the credit or the account of Borrower, against any and all of the Secured Obligations, irrespective of whether Lender shall have made any demand under this Agreement or the Note or any other Loan Document and although such obligations may be unmatured.  Lender agrees to notify Borrower within a reasonable time after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.  The rights of Lender under this Section 7.3 are in addition to any other rights and remedies (including, without limitation, other rights of setoff) that Lender may have.

7.4           Remedies Cumulative; No Waiver.  No right, power or remedy conferred upon or reserved to Lender by this Agreement or any of the other Loan Documents is intended to be exclusive of any other right, power or remedy, but each and every such right, power and remedy shall be cumulative and concurrent and shall be in addition to any other right, power and remedy given hereunder, under any of the other Loan Documents or now or hereafter existing at law, in equity or by statute.  No delay or omission by Lender to exercise any right, power or remedy accruing upon the occurrence of any Event of Default shall exhaust or impair any such right, power or remedy or shall be construed to be a waiver of any such Event of Default or an acquiescence therein, and every right, power and remedy given by this Agreement and the other Loan Documents to Lender may be exercised from time to time and as often as may be deemed necessary by Lender.

7.5           Proceeds of Remedies.  Any or all proceeds resulting from the exercise of any or all of the foregoing remedies shall be applied as set forth in the Loan Document(s) providing the remedy or remedies exercised; if none is specified, or if the remedy is provided by this Agreement, then as follows:

                First, to the costs and expenses, including attorney’s fees and expenses, incurred by Lender in connection with the exercise of its remedies;

                Second, to the expenses of curing the default that has occurred, in the event that Lender elects, in its sole discretion, to cure the default that has occurred;

                Third, to the payment of the Secured Obligations, including, but not limited to, the payment of the principal of and interest on the indebtednesses evidenced by the Note, in such order of priority as Lender shall determine in its sole discretion; and

                Fourth, the remainder, if any, to Borrower or to any other person lawfully thereunto entitled.

ARTICLE VIII.

MISCELLANEOUS

8.1           Independence of Covenants.  All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or otherwise would be within the limitations of, another covenant shall not avoid the occurrence of an Event of Default if such action is taken or condition exists.

8.2           Performance By Lender.  If Borrower shall default in the payment, performance or observance of any covenant, term or condition of this Agreement, Lender may, at its option, pay, perform or observe the same, and all payments made or costs or expenses incurred by Lender in connection therewith (including, but not limited to, attorney’s fees and expenses), with interest thereon at the highest default rate provided in the Note (if none, then at the maximum rate from time to time allowed by applicable law), shall be immediately repaid to Lender by Borrower and shall constitute a part of the Secured Obligations and be secured hereby until fully repaid.  Lender shall determine at its sole discretion the necessity for any such actions and of the amounts to be paid.

8.3           Costs and Expenses.  Borrower agrees to pay all premiums for insurance required to be maintained pursuant to the terms of the Loan Documents and all of the out-of-pocket costs and expenses incurred by Lender in connection with the negotiation, closing, administration, servicing and/or collection of the Line of Credit, including, but not limited to, filing fees, recording taxes and attorney’s fees and expenses, promptly upon demand of Lender.

8.4           Assignment.  The Note, this Agreement and the other Loan Documents may be endorsed, assigned and/or transferred in whole or in part by Lender, and any such holder and/or assignee of the same shall succeed to and be possessed of the rights and powers of Lender under all of the same to the extent transferred and assigned; provided, however, so long as no Event of Default exists hereunder, nor any event which with the giving of notice, passage or time or both would constitute an Event of Default hereunder, Lender shall not assign or transfer the Loan Documents without Borrower’s prior written consent, which consent will not be unreasonably withheld or delayed.  Lender may grant participations in all or any portion of its interest in the indebtednesses evidenced by the Note.  Borrower shall not assign any of its rights nor delegate any of its duties hereunder or under any of the other Loan Documents without the prior express written consent of Lender.

8.5           Successors and Assigns Included in Parties.  Subject to the provisions of Section 8.4 hereof, whenever in this Agreement one of the parties hereto is named or referred to, the heirs, legal representatives, successors, successors-in-title and assigns of such parties shall be included, and all covenants and agreements contained in this Agreement by or on behalf of Borrower or by or on behalf of Lender shall bind and inure to the benefit of their respective heirs, legal representatives, successors-in-title and assigns, whether so expressed or not.

8.6           Third Party Beneficiaries.  This Agreement and the other Loan Documents are intended for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns, and shall not serve to confer any rights or benefits in favor of any person not a party hereto.  No other person shall have any right to rely on this Agreement or the other Loan Documents, or to derive any benefit herefrom.

8.7           Time of the Essence.  Time is of the essence with respect to each and every covenant, agreement and obligation of Borrower hereunder and under all of the other Loan Documents.

8.8           Severability.  If any provision(s) of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

8.9           Interest and Loan Charges Not to Exceed Maximum Allowed by Law.  Anything in this Agreement, the Note, the Security Instruments or any of the other Loan Documents to the contrary notwithstanding, in no event whatsoever, whether by reason of advancement of proceeds of the Line of Credit, acceleration of the maturity of the unpaid balance of the Line of Credit or otherwise, shall the interest and loan charges agreed to be paid to Lender for the use of the money advanced or to be advanced hereunder exceed the maximum amounts collectible under applicable laws in effect from time to time.  It is understood and agreed by the parties that, if for any reason whatsoever the interest or loan charges paid or contracted to be paid by Borrower in respect of the indebtednesses evidenced by the Note shall exceed the maximum amounts collectible under applicable laws in effect from time to time, then ipso facto, the obligation to pay such interest and/or loan charges shall be reduced to the maximum amounts collectible under applicable laws in effect from time to time, and any amounts collected by Lender that exceed such maximum amounts shall be applied to the reduction of the principal balance(s) of the indebtednesses evidenced by the Note and/or refunded to Borrower so that at no time shall the interest or loan charges paid or payable in respect of the indebtednesses evidenced by the Note exceed the maximum amounts permitted from time to time by applicable law.

8.10         Article and Section Headings; Defined Terms.  Numbered and titled article and section headings and defined terms are for convenience only and shall not be construed as amplifying or limiting any of the provisions of this Agreement.

8.11         Notices.  Any and all notices, elections or demands permitted or required to be made under this Agreement shall be in writing and shall be delivered personally, telecopied or sent by certified mail or nationally recognized courier service (such as Federal Express), to the other party at the address set forth below, or at such other address as may be supplied in writing by the party whose address is being changed and of which receipt has been acknowledged in writing.  The date of personal delivery or telecopy or the date of mailing (or delivery to such courier service), as the case may be, shall be the date of such notice, election or demand.  For the purposes of this Agreement:

The address of Lender is:

Fifth Third Bank

38 Fountain Square Plaza

Cincinnati, Ohio  45263

Attention:  Jennifer Schwartz

Telecopy Number: 513/744-5845

with a copy to:

Bass, Berry & Sims PLC

315 Deaderick Street

Nashville, Tennessee  37238

Attention:  Felix R. Dowsley, III

Telecopy Number:  615/742-6293

The address of Borrower is:

Cornerstone Bancshares, Inc.

5319 Highway 153

Chattanooga, Tennessee 37343

Attention:  Frank Hughes

Telecopy Number: 423/385-3009

8.12         Integration.  This Agreement and the Loan Documents contain the entire agreement between the parties relating to the subject matter hereof and supersede all oral statements and prior writings with respect thereto.

8.13         Indemnity.  Borrower hereby agrees to defend, indemnify, and hold Lender harmless from and against any and all claims, damages, judgments, penalties, costs and expenses (including attorney’s fees and expenses and court costs now or hereafter arising from the aforesaid enforcement of this clause) arising directly or indirectly from the activities of Borrower, its predecessors in interests, or third parties with whom it has a contractual relationship, or arising directly or indirectly from the violation of any law, whether such claims are asserted by any governmental agency or any other person.  This indemnity shall survive the termination of this Agreement.

8.14         Jury Trial Waiver.  BORROWER AND LENDER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTER-CLAIM, WHETHER IN CONTRACT IN TORT, AT LAW OR IN EQUITY, ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE LOAN DOCUMENTS.

8.15         Venue.  All actions or proceedings in any way, manner or respect arising out of or from or related to this Agreement shall be litigated in courts having situs within the City of Cincinnati, State of Ohio.  Borrower hereby consents and submits to the jurisdiction of any local, state or federal courts located within said city and state.

8.16         Miscellaneous.  This Agreement shall be construed and enforced under the laws of the State of Ohio.  No amendment, modification, termination or waiver of any provision of any Loan Document to which Borrower is a party, nor consent to any departure by Borrower from compliance with the terms of any Loan Document to which it is a party, shall be effective unless the same shall be in writing and signed on behalf of Lender by a duly authorized officer of

Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or have caused this Agreement to be executed by their duly authorized officers, as of the day and year first above written.

LENDER:

FIFTH THIRD BANK

By	: \\s\\ Jennifer Schwartz

	Title	: Financial Services Officer

BORROWER:

CORNERSTONE BANCSHARES, INC.

By	: \\s\\ Gregory B. Jones

	Title	: President & CEO